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Kai Haakon E. Liekefett
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kliekefett@sidley.com

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August 27, 2018

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	ProLung, Inc. PRER14A filed by ProLung, Inc. Filed August 24, 2018 File No. 001-38362

Dear Mr. Panos:

On behalf of our client, ProLung, Inc. (the “Company,” “we,” “us” or “our”), set forth below are our responses to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by phone call on August 24, 2018, with respect to the Amendment No. 1 to the Preliminary Consent Revocation Statement on Schedule 14A, File No. 001-38362 filed with the Commission on August 24, 2018.

Concurrently with the submission of this letter, we have publicly filed a Definitive Consent Revocation Statement (the “Definitive Consent Revocation Statement”) on Schedule 14A. For your convenience, a copy of the Definitive Consent Revocation Statement is enclosed and has been marked to show changes to the Definitive Consent Revocation Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers in the responses correspond to the Definitive Consent Revocation Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Definitive Consent Revocation Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

August 27, 2018

General

1.	Please refer to the following statement: “[This Consent Revocation Statement and the enclosed GOLD Consent Revocation Card are first being mailed to stockholders on or about [●], 2018.]” Please revise to remove the brackets or advise.

Response:

We acknowledge the Staff’s comment and have revised the relevant paragraph of the Definitive Consent Revocation Statement accordingly.

When will the consents become effective?, page 6

Effectiveness of Consents, page 7

2.	Please refer to the following statement: “According to Eror Definitive Consent Statement, Mr. Eror expects that the Company will receive his first written consent on August 22, 2018. If delivered on such date, all of the Eror Consent Proposals will become effective if valid, unrevoked consents signed by the holders of a majority of the shares of the Common Stock outstanding as of the Record Date are delivered to the Company no later than October 21, 2018”. Please revise to indicate whether Mr. Eror had in fact delivered his first written consent to the Company on August 22, 2018.

Response:

We acknowledge the Staff’s comment and have revised the relevant paragraphs on pages 6 and 7 of the Definitive Consent Revocation Statement accordingly.

*       *       *       *       *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

SIDLEY AUSTIN LLP

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett